Filed Pursuant to Rule 433

Registration Statement 333-202430

Dated February 24, 2017

Pfizer Inc.

Pricing Term Sheet

Issuer:	Pfizer Inc.

Security:	Pfizer Inc. 4.20% Notes due 2047 (the “Notes”)

Principal Amount:	$1,065,000,000 aggregate principal amount

Maturity Date:	March 17, 2047

Coupon:	4.20% annually, accruing from and including March 17, 2017

Interest Payment Dates:	March 17 and September 17 of each year, beginning on September 17, 2017

Price to Public:	100% of principal amount

Optional Redemption:	The Notes will be redeemable, in whole but not in part, on each March 17 on or after March 17, 2020 at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest to, but not including, the redemption date.

Redemption for Tax Reasons:	The Notes will be redeemable, in whole but not in part, in the event of certain changes in the tax laws of the United States (or any taxing authority in the United States) at a redemption price equal to 100% of the principal amount of the notes to be redeemed (plus any accrued interest and additional amounts then payable with respect to the notes to, but not including, the redemption date).

Denominations:	Minimum of $100,000 principal amount and integral multiples of $1,000 in excess of $100,000

Net Proceeds to Pfizer (after underwriting commissions and the structuring fee and before estimated expenses):	$1,057,012,500

Trade Date:	February 24, 2017

Settlement Date (T+13):	March 17, 2017

Listing†:	Application will be made to the Taipei Exchange (the “TPEx”). No assurance can be given that such application will be approved, or that the TPEx listing will be maintained.

Expected Ratings (Moody’s/S&P)*:	A1 (stable) / AA (stable)

Common Code/ISIN:	157232614 / XS1572326145

Structuring Agents’ Fee:	$5,964,000

Managers:	BNP Paribas, Taipei Branch Deutsche Bank AG, Taipei Branch

Structuring Agents:	Deutsche Bank AG, Taipei Branch Citigroup Global Markets Inc. HSBC Securities (USA) Inc. Mizuho Securities USA Inc. Morgan Stanley & Co. LLC Standard Chartered Bank

Co-Structuring Agents:	Academy Securities, Inc. Siebert Cisneros Shank & Co., L.L.C. The Williams Capital Group, L.P.

ROC Selling Restrictions:	The Notes have not been, and shall not be, offered, sold or re-sold, directly or indirectly, to investors other than “professional institutional investors” as defined under Paragraph 2, Article 4 of the Financial Consumer Protection Act of the Republic of China.

† TPEx is not responsible for the content of this document and no representation is made by TPEx to the accuracy or completeness of this document. TPEx expressly disclaims any and all liability for any losses arising from, or as a result of the reliance on, all or part of the contents of this document. Admission to the listing and trading of the Notes on TPEx shall not be taken as an indication of the merits of the Issuer or the Notes.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the third business day before the settlement date will be required, by virtue of the fact that the notes initially will settle in T+13, to specify alternative settlement arrangements to prevent a failed settlement.

The issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any underwriter participating in the offering will arrange to send you the prospectus if you request it by calling (i) Deutsche Bank AG, Taipei Branch, DB Prospectus Group toll-free at 1-800-503-4611 or emailing prospectus.CPDG@db.com or (ii) BNP Paribas, Taipei Branch, toll-free at 1-800-854-5674 or emailing hugo.shen@asia.bnpparibas.com.

This pricing term sheet supplements the preliminary form of prospectus supplement issued by Pfizer Inc. on February 24, 2017 relating to its Prospectus dated March 2, 2015.